THE PITTSBURGH JUICE COMPANY, LLC

INVESTMENT AGREEMENT

This is an Agreement, entered into on %%TODAY%%, by and between The Pittsburgh Juice Company, LLC, (the "Company") and %%VESTING_AS%% ("Purchaser").

Background

Purchaser wishes to purchase promissory note of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on HoneycombCredit.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Form C filed by the Company with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Company is sometimes referred to in this Investment Agreement using words like "we" and "us," while Purchaser is sometimes referred to using words like "you" or "your."

2. **Purchase of Note**. Subject to the terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a promissory note for $%%VESTING_AMOUNT%%, pursuant to the Disclosure Document. We refer to your promissory note as the "Note."

3. **No Right to Cancel**. You do not have the right to cancel your subscription or change your mind. Once you sign this Investment Agreement (your signature will be electronic), you are obligated to purchase the Note, even if the amount of your Note is reduced as described in the Disclosure Document.

4. **Our Right to Reject Subscription**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Form of Note**. You will not receive a paper document representing your Note.

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6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

6.3.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guarantied any financial outcome of your investment.

6.4.   **Escrow Account**. You understand that your money will first be held in an escrow account in one or more banks. If any of these banks became insolvent, your money could be lost.

6.5.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.6.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Note. Your investment will not violate any contract you have entered into with someone else.

6.7.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

6.8.   **Investment Purpose**. You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

6.9.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.10.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

6.11.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.12.   **No Government Approval**. You understand that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

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6.13.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.14.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Note.

6.15.   **Anti-Terrorism and Money Laundering**.

6.15.1.   **Source of Funds**. If you are a natural person (not an entity), none of the money you have paid or will pay or contribute to the Company has been or shall be derived from or related to any activity that is illegal under United States law.

6.15.2.   **Anti-Terrorism Laws**. If you are a natural person (not an entity), you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.15.3.   **Anti-Money Laundering Laws**. Your purchase of a Note will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.15.4.   **Additional Information**. The Company might require further documentation verifying the source of funds used to purchase the Note. You agree to provide such documentation as may be reasonably requested by the Company.

6.16.   **Entity Investors**. If you are a legal entity, like a corporation, partnership, or limited liability company:

6.16.1.   **Good Standing**. The entity is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.16.2.   **Other Jurisdictions**. The entity is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on the entity.

6.16.3.   **Authorization**. The execution, delivery, and performance by the entity of this Investment Agreement has been duly authorized by all necessary corporate action.

6.16.4.   **Investment Company**. The entity is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.16.5.   **Anti-Terrorism and Money Laundering**.

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6.16.5.1. **Source of Funds**. To the best of your knowledge based upon appropriate diligence and investigation, none of the money you have paid or will pay or contribute to the Company has been or shall be derived from or related to any activity that is illegal under United States law.

6.16.5.2. **Anti-Terrorism Laws**. The entity has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate owners. To the best of your knowledge, none of the ultimate owners of the entity is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.16.5.3. **Notice of Violations**. If at any time the Company discovers that any of the representations in this section 6.16.5 are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of your Note.

6.17. **Disclosure**. You agree that the Company may release confidential information about you to government authorities if the Company, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Company in light of any applicable law or regulation.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

7. **Confidentiality**. The information we have provided to you about the Company, including the information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

8. **Re-Purchase of Your Note**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Note.

9. **Governing Law**. This Agreement shall be governed by Pennsylvania law, without taking into account principles of conflicts of law.

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10. **Arbitration**.

   10.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note will be handled in the manner described in the Note Indenture.

   10.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Pittsburgh, Pennsylvania unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

   10.3.   **Appeal of Award**. Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   10.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   10.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

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12.   **Notices**. All notices between us will be electronic. You will contact us by email at info@pittsburghjuicecompany.com. We will contact you by email at the email address above are the address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury**.**

15.   **Miscellaneous Provisions**.

    15.1.   **No Transfer**. You may not transfer your rights or obligations under this Investment Agreement.

    15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the Note and Note Indenture) are the only agreements between us.

    15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

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Investor Information

Mailing Address

%%VESTING_AS%%

Email Address

%%VESTING_AS_EMAIL%%

[*Signatures on Following Pages*]

SIGNATURE PAGE FOR AND INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the date first written above.

%%INVESTOR_SIGNATURES%%
Investor Signature

ACCEPTED

The Pittsburgh Juice Company, LLC

By: Naomi Homison, Managing Director

By   %%ISSUER_SIGNATURE%%

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